

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 6, 2018

Via Email
Mr. John R. McPherson
Executive Vice President and
Chief Financial and Strategy Officer
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

      **Re:    Vulcan Materials Company**
              **Form 10-K for the Fiscal Year Ended December 31, 2017**
              **Filed February 27, 2018**
              **File No. 001-33841**

Dear Mr. McPherson:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/Craig Arakawa for

                    Rufus Decker
                    Accounting Branch Chief
                    Office of Beverages, Apparel &
                    Mining